STANTEC INC.
Material Change Report
This report is filed under National Instrument 51-102.
1.	Name and Address of Company:

Stantec Inc. (“Stantec” or the “Corporation”) 10160 — 112th Street Edmonton, Alberta Canada T5K 2L6

The reporting issuer has its principal office in Edmonton, Alberta.

2.	Date of Material Change:

September 15, 2005

3.	News Release:

News releases (attached as Schedule “A” to this material change report) were issued by Stantec on September 15 and September 20, 2005 and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

Stantec announced that the shareholders of The Keith Companies, Inc. (“TKC”) had approved the merger agreement between Stantec and TKC and that the acquisition of TKC had been completed.

5.	Full Description of Material Change:

The final results of the merger consideration elections by former shareholders of TKC were as follows:
—	Mixed Consideration: Valid elections to receive mixed consideration of US$11.00 and 0.4053 Stantec common shares were made with respect to 4,537,183.73 shares of TKC common stock. This includes 880,820.12 shares for which no election was made, but which pursuant to the merger agreement, were deemed to have elected mixed consideration.

—	Stock Consideration: Valid elections to receive 0.7558 Stantec common shares for each share of TKC common stock were made with respect to 957,167.32 shares of TKC common stock; and

—	Cash Consideration: Valid elections to receive US$23.7175 in cash for each share of TKC common stock were made with respect to 2,719,715.95 shares of TKC common stock.
The stock consideration election and cash consideration were subject to proration calculations so that, in the aggregate, Stantec issued approximately 3,328,776 common shares and paid about US$90,359,929 in cash to former TKC shareholders. In addition, 58,696 common shares were issued to former holders of TKC unvested restricted stock.
Based on these final results of the elections, the merger consideration to be paid to former TKC shareholders is as follows:
—	Mixed Consideration: Former TKC shareholders who validly elected mixed consideration or made no election will receive US$11.00 and 0.4053 Stantec common shares for each share of TKC common stock.

—	Stock Consideration: Former TKC shareholders who validly elected to receive stock consideration will receive 0.7558 Stantec common shares for each share of TKC common stock.

—	Cash Consideration: Former TKC shareholders who validly elected cash consideration will receive (1) US$14.87 in cash and (2) 0.2819 Stantec common shares for each share of TKC common stock.
Pursuant to the merger agreement fractional shares of Stantec common shares will not be issued. In lieu thereof, former TKC shareholders with fractional share interest of Stantec common shares will receive cash for their fractional share interest based on US$31.3805 per Stantec common share.

6.	Reliance on Confidentiality Provisions of National Instrument:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:
Jeffrey S. Lloyd Vice President & Secretary Stantec Inc. 10160 — 112th Street Edmonton, Alberta T5K 2L6 Telephone: (780) 917 7016
9.	Date of Report:

DATED at Edmonton, Alberta this 22nd day of September, 2005.

SCHEDULE “A”

News Release
For Immediate Release
Stantec completes the acquisition of California-based The Keith Companies
EDMONTON, AB and IRVINE, CA (September 15, 2005) TSX:STN; NYSE:SXC
Stantec (TSX:STN; NYSE:SXC) announced today that shareholders of The Keith Companies, Inc. (TKC) approved the merger agreement between Stantec and TKC and that Stantec has completed the acquisition of TKC. As a result, TKC stock (NASDAQ:TKCI) will cease trading on the Nasdaq stock exchange at the close of markets today.
“We’re pleased to welcome TKC’s employees, clients, and shareholders to the Stantec family,” says Tony Franceschini, Stantec President & CEO. “Our new presence in California makes Stantec a leading urban land development services group in the region and offers many opportunities to use this local base to offer and sell our public sector services in the transportation and environment areas within one of the largest markets in North America.”
The addition of TKC to Stantec significantly strengthens the Company’s presence in the United States by adding approximately 850 employees in 10 locations throughout California and other offices in Portland, Oregon; Las Vegas, Nevada; Phoenix, Arizona; Houston, Texas; Salt Lake City, Utah; and Ann Arbor, Michigan. Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, and project management and now has over 5,000 employees in more than 60 locations throughout North America.
“This is an exciting time for our company,” says Aram Keith, TKC Chairman & CEO, who will be joining Stantec’s board of directors. “We will be able to offer our clients a wider array of services in all our locations, and our employees will gain access to more robust financial and technological resources and can take advantage of the career development opportunities available in a large North American enterprise.”
Summary of the transaction
•	Stantec began trading on the New York Stock Exchange under the symbol SXC on August 5, 2005

•	99% of shareholders who voted, were in favor of the merger

•	In total, Stantec issued about 3,387,857 common shares and paid approximately US$90,357,209 in cash to former TKC shareholders, which represents a total merger consideration of approximately C$232,307,000 (US$196,670,000)

•	For each share of TKC stock, TKC shareholders who elected
•	Mixed Consideration will receive US$11.00 and 0.4053 Stantec common shares

•	Stock Consideration will receive 0.7558 Stantec common shares, subject to pro ration

•	Cash Consideration will receive US$23.7175 in cash, subject to pro ration (Stantec will announce the results of TKC shareholder elections and any pro ration with respect to Stock Consideration and Cash Consideration when available).
•	Aram Keith, TKC Chairman & CEO, will become a member of Stantec’s board of directors

•	All TKC offices will operate under the single-brand identity of Stantec
For more information visit www.stantec.com/keithco
About The Keith Companies
TKC, headquartered in Irvine, California, is a multidiscipline engineering and consulting services company. With approximately 850 staff, TKC has provided a wide spectrum of skilled resources for over 20 years, including land planning, engineering, surveying, mapping, environmental studies, and water and cultural resources. Additionally, TKC provides mechanical, electrical, chemical, power/energy engineering, and other industrial engineering services to design and improve the efficiency and reliability of automated and manufacturing processes, production lines, and fire protection systems. TKC benefits from a diverse public and private client base varying from residential and commercial real estate projects to institutional, manufacturing, and processing facilities.
About Stantec
Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 5,000 employees operating out of over 60 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.
Cautionary note regarding forward-looking statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Some of these statements may involve risks and uncertainties. Actual results may be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec’s filings with the Securities and Exchange Commission.

Media Contact	Investor Contact	The Keith Companies Contact
Jay Averill	Simon Stelfox	Aram Keith
Media Relations	Investor Relations	Chairman & CEO
Stantec	Stantec	The Keith Companies
Tel: (780) 917-7441	Tel: (780) 917-7288	Tel: (949) 923-6001
stantec.com

News Release
For Immediate Release
Stantec announces final results of cash and stock elections by former shareholders of The Keith Companies, Inc.
EDMONTON, AB (September 20, 2005) TSX:STN; NYSE:SXC
Stantec Inc. (TSX:STN; NYSE:SXC) has been informed by Computershare Trust Company of New York, the exchange agent in connection with Stantec’s acquisition of The Keith Companies, Inc. (TKC), that final results of the merger consideration elections by former shareholders of TKC are as follows:
•	Mixed Consideration: Valid elections to receive mixed consideration of US$11.00 and 0.4053 Stantec common shares were made with respect to 4,537,183.73 shares of TKC common stock. This includes 880,820.12 shares for which no election was made, but which pursuant to the merger agreement, were deemed to have elected mixed consideration.

•	Stock Consideration: Valid elections to receive 0.7558 Stantec common shares for each share of TKC common stock were made with respect to 957,167.32 shares of TKC common stock; and

•	Cash Consideration: Valid elections to receive US$23.7175 in cash for each share of TKC common stock were made with respect to 2,719,715.95 shares of TKC common stock.
The stock consideration election and cash consideration were subject to proration calculations so that, in the aggregate, Stantec issued approximately 3,328,776 common shares and paid about US$90,359,929 in cash to former TKC shareholders.
Based on these final results of the elections, the merger consideration to be paid to former TKC shareholders is as follows:
•	Mixed Consideration: Former TKC shareholders who validly elected mixed consideration or made no election will receive US$11.00 and 0.4053 Stantec common shares for each share of TKC common stock.

•	Stock Consideration: Former TKC shareholders who validly elected to receive stock consideration will receive 0.7558 Stantec common shares for each share of TKC common stock.

•	Cash Consideration: Former TKC shareholders who validly elected cash consideration will receive (1) US$14.87 in cash and (2) 0.2819 Stantec common shares for each share of TKC common stock.
Pursuant to the merger agreement fractional shares of Stantec common shares will not be issued. In lieu thereof, former TKC shareholders with fractional share interest of Stantec common shares will receive cash for their fractional share interest based on US$31.3805 per Stantec common share.
Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 5,000 employees operating out of over 60 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Media Contact	Investor Contact
Jay Averill	Simon Stelfox
Media Relations	Investor Relations
Stantec	Stantec
Tel: (780) 917-7441	Tel: (780) 917-7288
stantec.com